Exhibit 99.2

Brookfield Asset Management Inc.

Letter to Shareholders

Dear shareholders,

Overview

Financial results in the second quarter were strong as virtually all of our operations performed well. This was led by a 72% rise in our asset management fees, which given recent Fund closings, will continue to increase going forward. The receptive capital markets afforded us the opportunity to consummate a number of realizations at returns which met or exceeded our targets. In this regard, our private equity group sold an investment in a packaging company for $1.025 billion which was purchased in 2007 for an equity investment of approximately $100 million. This was particularly gratifying during the quarter.

With recent realizations and Fund closings, the cash we have available for investment has increased substantially. This includes over $5 billion of liquidity at our parent level and principal subsidiaries, and nearly $10 billion of commitments for various private Funds which are drawable for investment. This reflects the more than $14 billion of new Fund commitments secured in recent fundraising initiatives, and includes our latest Brookfield Strategic Real Estate Partners Fund with a final size of $4.4 billion.

From an investment perspective, we have a robust pipeline of exceptional opportunities in front of us in all of our businesses. We strive to be a trusted partner, and as a result are often brought into acquisitions on a proprietary basis as we have a reputation for being able to execute large, time-consuming transactions. Today, we are being offered a variety of attractive opportunities to acquire assets and assist companies with capital needs, as companies refocus their core strategies, and governments reconsider how they will deliver critical infrastructure and services.

Market Environment and Current Investment Themes

The grass roots improvements in the North American economy continue to take hold, as a sustained recovery in the U.S. housing markets inspires increasing consumer confidence. Central banks are signaling they will eventually rein in stimulus focused monetary policies, but given the relatively measured recoveries experienced in North America and Europe, we expect a generally slow growth, low inflation, low interest rate environment to persist into 2015.

From what we see in our businesses today, U.S. housing continues to recover, retail sales in middle to upper quality malls are strong, office leasing is slowly recovering, natural gas prices are levelling out at higher levels than the extremes of last year, Europe has stabilized but will be a long grind, Australia is slower but still good and the emerging markets, while affected by lower commodity prices and volatility, will continue their march towards productive integration into the global economy. Volatility and mixed signals from China in particular have been much talked about, but any upheaval should present attractive opportunities to invest around this disruption.

We invest capital based on themes that extend over long periods of time. The last five years were focused on investments related to the over-leveraged developed markets, the housing collapse, and natural gas. The U.S. deleveraging and housing stories have played out and the natural gas story has started to evolve. Many of our Funds have benefitted from these themes.

We expect three themes to be dominant over the next 36 months, as they have for the past twelve. Those are Europe, where we have had a significant focus lately, the “unwind” of emerging markets’ investments by many investors, and volatility in commodities.

Each of our businesses follows the same value philosophy of putting capital to work with great businesses, but being patient so as to do this when capital is not as readily available from conventional sources. Emerging markets (China, India and Brazil) and commodity companies could not have had more robust access to capital 36 months ago. But, as with many markets, the shift has been dramatic and as a result this should present us with opportunities to invest around these companies and sectors.

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Fundraising and Capital Flows

Global flows of capital into real assets continue to increase at a strong pace. This is occurring in each of our private fund strategies, our listed flagship entities, and our public securities mandates.

Our recent fundraising initiatives have generated $14 billion of capital for our Funds. This includes a final close for our flagship private equity real estate fund called Brookfield Strategic Real Estate Partners at $4.4 billion, well above our fundraising target. Of this total, $3.1 billion was committed by institutional clients and $1.3 billion was committed by our flagship listed property partnership, Brookfield Property Partners.

In other private fundraisings, which are not yet complete, we closed commitments of over $7 billion. Furthermore, we expect that the majority of the current Funds we have in the market will be fully subscribed for this year.

This capital is sourced from sovereign wealth funds, pension plans, endowments, family offices and super-high net worth individuals which continue to increase allocations to real assets. Specific to our recent funds, over 50 new limited partners have invested in our funds, which span every continent, and include many of the largest sovereign plans in the world.

Our public securities funds, which are focused on infrastructure and property, have also been attracting substantial inflows as a result of their excellent performance records. Our family of U.S. and European mutual funds for infrastructure and real estate has had significant net inflows of capital, in particular our listed infrastructure securities where we were one of the first global managers to establish dedicated funds for this asset class.

Real Assets in This Environment

Investors have been worried lately about the effect of rising interest rates on fixed income investments. The bottom line is that we believe they should be concerned, as interest rates have no way to go but up over the longer term. As an indication of this conviction, you may recall that we own no long-term bonds on our own balance sheet. Furthermore, over the last four years we have been locking in as many long-term fixed rate financings as possible, and we have also hedged approximately 50% of the financings across our companies that come due in the next three years.

But, contrary to being negative about real assets, we in fact believe that real assets are one of the great investments to own in this environment and while often confused with fixed income investments, they are very different. We will attempt to explain this in more detail, but the main reasons are:

•	most real asset income flows adjust upward with positive business conditions, inflation or both;

•	interest rates for borrowing are still historically low, and fixed interest rate loans tied to real assets, enhance equity returns as revenues increase;

•	expenses tend to grow more slowly than revenues on real assets, and therefore operating margins expand; and

•
the cash flows earned on real assets are substantially greater than government treasury securities. Furthermore, as interest rates declined, and in anticipation of future interest rate increases capitalization rates did not go down as much as treasuries over the last number of years. As a result spreads between the two are at historic highs. Consequently there is substantial room to absorb increases in treasury rates without a commensurate deterioration in capitalization rates.

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We have always believed that we can invest capital into real assets at 12% or better equity returns. We have done this for many decades and believe that the interest rate environment ahead of us does not threaten our ability to continue doing this now or in the future.

In gaining an appreciation for the performance of real assets across varying cycles, it is essential to understand the impact of interest rates and inflation on each of the main value components of an investment.  To expand on the reasons why we believe real assets will form a major component of all institutional portfolios in the future, we provide the following:

First, real asset revenue streams are impacted positively by interest rates and inflation in several ways. Many of our infrastructure and power assets operate under contractual revenue agreements that span several decades. These agreements tend to contain either direct or explicit inflation-linked revenue increases or revenue growth formulas that are derived from interest rates and/or inflation. The revenue streams derived from our commercial office property leases, in contrast to our retail property leases, do not typically respond as directly to inflation.  However, these assets experience important indirect benefits, as lease renewals during an inflationary period lead to higher revenues to reflect rising replacement costs.

Second, interest rates are still very low and fixed interest rate loans enhance equity returns as revenues increase. Although debt is not revalued in our financial statements, the economic effect of debt revaluations accrues to owners and can create meaningful imbedded value. Long-term, fixed rate debt with a low coupon is beneficial in a rising interest rate and inflationary environment, due to the stable nature of the debt service payments relative to higher revenues.

Third, expenses grow slower than revenues on real assets. While the revenue implications of rising interest rates and inflation tend to positively impact our operating income, the impact of expense growth is often more subdued or passed on to the users.  Although we are exposed to increases in normal operating costs, we generally target assets with very low sustaining capital expenditures.

Lastly, in anticipation of interest rate increases, capitalization rates for real assets never decreased as much as fixed income investments. Asset valuations are generally based upon cash flow projections discounted at an appropriate, risk-adjusted rate of return.  This discount rate is, in turn, influenced by both the general level of benchmark interest rates and the level of demand in the investment marketplace for the asset class or specific asset.  The bottom line is that as government treasury interest rates rise, real asset yields will lag this movement, as they have wider margins to absorb interest rate increases.

In summary, we believe that real assets are well positioned to generate attractive performance across various market cycles, due to their generally stable, long-term contractual revenue streams combined with considerable leverage to economic growth.  During periods of higher nominal interest rates (whether from higher real rates in a more positive growth environment or from higher inflation in a low growth environment), we believe increases in revenues from our assets will in short order offset any potential valuation decline from rising discount rates.

Investors across the globe are recognizing this powerful combination of stability and growth and are shifting asset allocations toward real asset opportunities.  As this trend accelerates, we intend to utilize a focused approach as well as our operational capabilities to invest in these opportunities and produce market leading returns on investment for our clients and shareholders.

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Operations

Overall assets under management are approximately $183 billion with fee bearing capital in managed entities increasing to $78 billion. The distribution is as follows:

US$ billions	Total Assets Under Management	Fee Bearing Capital
Property	$104	$30
Renewable Power	20	12
Infrastructure	27	20
Private equity and other	32	16
	$183	$78

Fee bearing capital increased to $78 billion, giving rise to an increase in our annualized fee base to $932 million. This includes $557 million in annualized base management fees and incentive distributions based on current capital and distributions paid by our listed entities, and $375 million in annualized carried interests based on target fund returns.  In addition, favourable performance has increased the amount of carried interests on current funds not recognized in our results to $765 million based on current valuations.

Brookfield Property Group

Results in the property group were good with most of the operations running according to plan, and some surprises to the upside. U.S. retail sales continue to be strong in our retail centres and office leasing shows signs of recovering after a slow 2012.

Brookfield Property Partners was spun off to investors during the second quarter and is in the midst of establishing itself in the market. Significant volumes of shares traded hands which pleased us as it meant that those who wish to be invested with us in this business were buying shares and others were taking the opportunity to treat their receipt of the shares as a special dividend of cash. We are pleased to have therefore returned almost $1 billion of further capital to shareholders.

We closed the sale of 50% of two malls in Las Vegas for approximately $725 million, a minority interest in a Brazilian shopping mall company for approximately $700 million, and office properties and a number of non-core assets for approximately $250 million. On the acquisition side, we closed the purchase of a 20 million square feet European logistics group and more recently agreed to purchase a U.S. group with

30 million square feet of operating properties and a pipeline of developments. We also announced the acquisition of a $2 billion Los Angeles based office trust by a newly formed joint venture, with Brookfield Office Properties contributing cash and its own Los Angeles assets into the joint venture and institutional clients providing the balance of the capital.

We launched the construction of the second office tower at Brookfield Place – Perth, are proceeding well with construction of the second office tower at Bay Adelaide in Toronto, and launched construction of Brookfield Place – Calgary, with a one million square foot commitment from Cenovus Energy, a world class oil sands company.

Brookfield Infrastructure Group

Performance from Brookfield Infrastructure Partners was excellent, with funds from operations of $180 million, approximately 60% higher than in 2012. This increase reflects the success of recent organic growth initiatives and acquisitions. The funds from operations from our Australian railroad has doubled, year over year, as new customers in the mining sector make full use of the network expansion we completed in the first quarter. These customers have signed long-term take-or-pay contracts with the railroad.

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The merger of our UK electrical and gas distribution business with a former competitor helped increase the funds from operations from our utilities assets by approximately 20%. Our South American toll road networks, acquired over the past two years, continue to benefit from rising traffic volumes and higher tariffs. Our toll road fee regimes, and the vast majority of contracts we sign with clients in our infrastructure platform, contain inflation indexation. This ensures that the cash generated by our infrastructure assets should rise in the future, as these countries advance their economies.

During the quarter, Brookfield Infrastructure issued $330 million of equity, and we acquired our pro-rata share. In conjunction with over $1 billion of proceeds from the sale of timber assets and a New Zealand utility operation, an increase of term credit facilities to $1.4 billion, and investor commitments to our private infrastructure fund, we are well positioned to pursue a number of attractive investment opportunities.

Brookfield Renewable Energy Group

Favourable hydro conditions continued into the second quarter of 2013 with seasonal inflows of water and wind conditions across the portfolio consistent with long-term average conditions. This represented a dramatic improvement from the weak conditions last year. Cash flows during the quarter for Brookfield Renewable Energy Partners were $357 million, leading to funds from operations of $187 million.

The construction of our 45 megawatt Kokish River project in British Columbia is proceeding on plan for completion mid-next year and we have now integrated the recent hydro acquisition in Maine and Tennessee, as well as wind assets in California into our portfolio.

We listed Brookfield Renewable during the quarter on the NYSE to increase liquidity and trading of this security and to facilitate financing the growth of this business. We were going to complete a primary offering into the treasury, but decided not to proceed when the offering was caught up with the market volatility in June. We also completed $1 billion of asset level financings during the quarter and continue to capitalize on the low interest rate environment.

Brookfield Private Equity Group

The second quarter for our private equity group was exceptional in many ways. During the quarter, our U.S. housing “related” investments all did exceptionally well as the numbers for U.S. housing starts continue to build back to a normalized level of 1.25 to 1.5 million homes. To put all of this in perspective, new home construction bottomed at 500,000 starts and is now less than a million. This means we have many years to go, and capacity is running flat out. For example, oriented strand-board panels (OSB) traded at prices that were triple what was seen at the bottom of the cycle, and lots for homes in parts of California are now back to 2006 levels.

Our North American residential operations reported financial results on budget, although most of their profits are generally booked in the last half of the year. The share price traded in the low $20’s range which values our stake at around $2 billion with substantial additional value to be surfaced over many years. Within Brookfield Residential we issued an additional $500 million, of long-term fixed rate bonds which enabled us to fully refinance this balance sheet with long-term financing.

Our OSB companies had exceptional quarters, reporting record profits, and although prices came off from their peaks in June, prices have begun to revert as housing build-out extends into the summer. Norbord was added to the TSX index, and introduced a substantial payout of free cash flow to shareholders as a dividend.

On new investments, we privatized two oil and gas investments, acquired a Canadian cold storage business and loaned $130 million to a palladium mining company that had run over budget on a project and needed assistance to recapitalize.

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Longview Timber and Longview Fibre

Our business is about acquiring real assets at discounts to their intrinsic value, using our operational skills to improve performance and then realizing cash from these investments in one way or the other. At Longview, an investment we agreed to sell in the quarter, we can describe to you a recent example of how our strategy works.

When we purchased Longview in 2007, the company owned 588,000 acres of timberlands in the U.S. Pacific Northwest and a paper mill that generated minimal to negative cash flow. At the time of the acquisition, the U.S. housing downturn had started in earnest, but we were confident in committing capital because we are long-time owners and operators of timberlands, and because we believed our private equity teams could turn around the industrial operation.

To better focus the two management teams, we split Longview’s timber assets from the manufacturing business. In the timber Fund, we developed new export markets for lumber in Asia.  We shifted our timber management to a program that focused on maximizing profit margins over the long-term versus generating cash flow in the short-term. This meant we harvested far less than the company normally would, as prices were depressed by the drop in demand from U.S. builders. During the worst of the housing downturn, from 2009 through 2010, we reduced lumber production to 55% of sustainable harvest levels. This allowed our inventory of trees to grow, which were then sold recently along with the lands to a U.S. timber REIT at one of the highest prices ever achieved for timberlands in the United States.

At Longview’s pulp and paper business, we put in place a corporate culture that focused on operating excellence and worker safety. Over many decades of operating large production facilities, we have found that safe work practices and productivity go hand in hand. The paper mill’s management simplified the business by moving from over 200 packaging products to 70 high margin lines, while forging deeper relationships with customers in the fast food, grocery and construction industries. And, despite some initial job reductions, more than 1,600 high quality jobs were preserved in this turnaround, and Longview’s safety record now ranks among the best in the industry. Over five years, Longview’s operating earnings went from virtually nil to a forecast of $200 million, and this strong performance attracted a strategic buyer.

In simple terms, we bought Longview for $2.15 billion in aggregate, financed it with $1 billion of equity and $1.15 billion of debt. On sale, we realized gross proceeds of $3.68 billion, and equity proceeds of approximately $2.5 billion. We realized a 10-fold return of $1 billion on our $100 million investment in the paper and packaging business, one of the better performances we have recorded in our private equity platform. The timber business earned us a 10% compound annual return, which was excellent during this difficult period for owners of timberlands.

Summary

We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash return on equity, while emphasizing downside protection for the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.

And, while I personally sign this letter, I respectfully do on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.

J. Bruce Flatt
Chief Executive Officer

August 9, 2013

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